UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13E-100)
RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
Amendment No. 1

SRA INTERNATIONAL, INC.
(Name of Issuer)

SRA INTERNATIONAL, INC.
STERLING HOLDCO INC.
STERLING PARENT INC.
STERLING MERGER INC.
PROVIDENCE EQUITY PARTNERS VI L.P.
PROVIDENCE EQUITY PARTNERS VI-A L.P.
PROVIDENCE EQUITY GP VI, L.P.
PROVIDENCE EQUITY PARTNERS VI L.L.C.
PROVIDENCE FUND HOLDCO (DOMESTIC ECI) L.P.
PROVIDENCE MANAGING MEMBER L.L.C.
ERNST VOLGENAU
SARA VOLGENAU
THE ERNST VOLGENAU REVOCABLE TRUST
THE ERNST VOLGENAU 2011 CHARITABLE REMAINDER UNITRUST I
THE ERNST VOLGENAU 2011 CHARITABLE REMAINDER UNITRUST II
THE ERNST VOLGENAU 2010 GRANTOR RETAINED ANNUITY TRUST
(Name of Persons Filing Statement)

Class A Common Stock, par value $0.004 per share
(Title of Class of Securities)

78464R 10 5
(CUSIP Number of Class of Securities)

SRA International, Inc. c/o Corporate Secretary 4300 Fair Lakes Court Fairfax, VA 22033 (703) 803-1500	Roman Bejger, Esq. Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903 (401) 751-1700
Ernst Volgenau
c/o SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033
(703) 803-1500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

George P. Stamas, Esq. Alexander D. Fine, Esq. Kirkland & Ellis LLP 655 Fifteenth Street, N.W. Washington, D.C. 20005 (202) 879-5000	Margaret A. Davenport, Esq. William D. Regner, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000	Stephen I. Glover, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036 (202) 955-8500

This statement is filed in connection with (check the appropriate box):

☑	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☑

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Amount of
Transaction Valuation*	Filing Fee**
$1,888,996,278	$219,312.47

*	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) (1) 58,556,899 shares of common stock (including restricted shares) that are proposed to be retired in the merger, multiplied (2) by $31.25 per share (the “Per Share Merger Consideration”) and (B) $59,093,184 expected to be paid upon cancellation of all outstanding stock options.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $219,078.20 Form or Registration No.: Schedule 14A — Preliminary Proxy Statement Filing Party: SRA International, Inc. Date Filed: April 18, 2011	Amount Previously Paid: $234.27 Form or Registration No.: Schedule 14A — Preliminary Proxy Statement Filing Party: SRA International, Inc. Date Filed: May 20, 2011

Introduction

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): SRA International, Inc., a Delaware corporation (“SRA,” or the “Company”), the issuer of the Class A common stock, par value $0.004 per share (the “Company Class A Common Stock”) that is subject to the Rule 13e-3 transaction; Providence Equity Partners VI L.P., a Delaware limited partnership (“PVI”); Providence Equity Partners VI-A L.P., a Delaware limited partnership (“PVI-A”); Providence Equity GP VI, L.P., a Delaware limited partnership; Providence Equity Partners VI L.L.C., a Delaware limited liability company; Providence Managing Member L.L.C.; Providence Fund Holdco (Domestic ECI) L.P.; Sterling Holdco Inc., a Delaware corporation (“Holdco”); Sterling Parent Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Parent”); Sterling Merger Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and, collectively with Holdco and Parent, the “Sterling Entities”); Ernst Volgenau, an individual and Chairman of the Company (“Dr. Volgenau”); The Ernst Volgenau Revocable Trust; The Ernst Volgenau 2011 Charitable Remainder Unitrust I; The Ernst Volgenau 2011 Charitable Remainder Unitrust II; and The Ernst Volgenau 2010 Grantor Retained Annuity Trust.

On March 31, 2011, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Holdco, Parent and Merger Sub are beneficially owned by PVI and PVI-A. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of holders of a majority of the common stock of the Company, as well as a majority of the Company Class A Common Stock (excluding Company Class A Common Stock beneficially owned, directly or indirectly, by Dr. Volgenau), in each case outstanding as of the close of business on the record date for the special meeting. A copy of the preliminary Proxy Statement is attached hereto as Exhibit (a)(2)(i) and a copy of the Merger Agreement is attached as Annex A to the preliminary Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of Company Class A Common Stock will be converted automatically into the right to receive $31.25 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes, excluding shares beneficially owned by (i) Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, including shares held by The Ernst Volgenau Revocable Trust, which is a trust that is controlled by Dr. Volgenau, the Company’s chairman of the Board, founder and controlling stockholder (the “Volgenau Rollover Trust”) to be contributed to Holdco, pursuant to an equity rollover agreement between Holdco and the Volgenau Rollover Trust (the “Rollover Agreement”) immediately prior to the effective time of the Merger, (ii) the Company or any direct or indirect wholly owned subsidiary of the Company or (iii) stockholders who have not voted in favor of the proposal to adopt the merger agreement and who have properly exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under Delaware law. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the requisite stockholders of the Company.

Dr. Volgenau, directly or indirectly through certain related trusts or estate planning vehicles, beneficially owns approximately 20% of the total number of outstanding shares of the Company’s common stock, such shares representing approximately 71% of the aggregate voting rights of the Company’s common stock, and has agreed with Holdco to contribute to Holdco a portion of the shares of SRA common stock owned by him and held by the Volgenau Rollover Trust in exchange for equity interests of Holdco and a promissory note issued by Holdco immediately prior to the completion of the Merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has independently verified, or makes any representation or warranty as to, any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.	Subject Company Information.

(a) Name and Address.  The information contained in the section of the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS — The Parties”

(b) Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING — Record Date; Stockholders Entitled to Vote; Quorum”
“COMMON STOCK TRANSACTION INFORMATION”

The exact title of each class of the subject equity securities is “SRA International, Inc. Class A common stock, par value $0.004 per share.”

(c) Trading Market and Price.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(d) Dividends.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(e) Prior Public Offerings.  Not applicable.

(f) Prior Stock Purchases.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.  SRA International, Inc. is the subject company. The information set forth in the Proxy Statement contained in the section of the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — The Parties”
“ANNEX E — Information Regarding the Directors and Executive Officers of SRA International, Inc., the Buyer Filing Persons and the Volgenau Filing Persons”

(b) Business and Background of Entities.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS — The Parties”
“ANNEX E — Information Regarding the Directors and Executive Officers of SRA International, Inc., the Buyer Filing Persons and the Volgenau Filing Persons”

(c) Business and Background of Natural Persons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — The Parties”
“ANNEX E — Information Relating to the Directors and Executive Officers of SRA International, Inc. the Buyer Filing Persons and the Volgenau Filing Persons”

Item 4.	Terms of the Transaction.

(a) Material Terms:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for
Recommending the Adoption of the Merger Agreement; Fairness of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Buyer Filing Persons for the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Volgenau Filing Persons for the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Certain Material United States Federal Income Tax Consequences”
“SPECIAL FACTORS — Accounting Treatment”
“THE SPECIAL MEETING — Record Date; Stockholders Entitled to Vote; Quorum”
“THE MERGER AGREEMENT”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

(c) Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Financing of the Merger — Rollover Financing”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT — Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”

(d) Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“APPRAISAL RIGHTS”

“ANNEX D — SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW”

(e) Provisions for Unaffiliated Security Holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”
“SPECIAL FACTORS — Provisions for Unaffiliated Security Holders”

(f) Eligibility for Listing or Trading.  Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT”
“COMMON STOCK TRANSACTION INFORMATION”

(b) Significant Corporate Events.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Volgenau Filing Persons for the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

(c) Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Financing of the Merger — Rollover Financing”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT”
“THE SPECIAL MEETING — Vote Required — Voting and Support Agreement”
“WHERE YOU CAN FIND MORE INFORMATION”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Plans for the Company”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT — Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

(c)(1)-(8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Plans for the Company”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Delisting and Deregistration of our Class A common stock”
“THE MERGER AGREEMENT — Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”
“MARKET PRICE AND DIVIDEND INFORMATION”
“THE MERGER AGREEMENT”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”
“SPECIAL FACTORS — Purpose for the Merger for SRA”’
“SPECIAL FACTORS — Purposes and Reasons of the Buyer Filing Persons for the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Volgenau Filing Persons for the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Plans for the Company”
“THE MERGER AGREEMENT — Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”

(b) Alternatives.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

(c) Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS — Purpose for the Merger for SRA”’
“SPECIAL FACTORS — Purposes and Reasons of the Buyer Filing Persons for the Merger”
“SPECIAL FACTORS — Purposes and Reasons of the Volgenau Filing Persons for the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Plans for the Company”

(d) Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Effects on the Company if Merger Is Not Completed”
“SPECIAL FACTORS — Plans for the Company”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Estimated Fees and Expenses”
“SPECIAL FACTORS — Certain Material United States Federal Income Tax Consequences”
“THE MERGER AGREEMENT — Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”
“THE MERGER AGREEMENT — Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”
“APPRAISAL RIGHTS”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”
“ANNEX D — SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW”

Item 8.	Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee”
“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”
“SPECIAL FACTORS — Positions of the Buyer Filing Persons Regarding the Fairness of the Merger”
“SPECIAL FACTORS — Positions of the Volgenau Filing Persons Regarding the Fairness of the Merger”
“SPECIAL FACTORS — Plans for the Company”
“ANNEX C — OPINION OF HOULIHAN LOKEY CAPITAL, INC.”

(c) Approval of Security Holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING — Record Date; Stockholders Entitled to Vote; Quorum”
“THE MERGER AGREEMENT — Conditions to the Merger”
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

(d) Unaffiliated Representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

(e) Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

(f) Other Offers.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) -(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”
“SPECIAL FACTORS — Opinion of the Financial Advisor to the Special Committee”
“ANNEX C — OPINION OF HOULIHAN LOKEY CAPITAL, INC.”
“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours and by any interested holder of SRA common stock or any representative who has been designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a), (b) Source of Funds; Conditions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Limited Guarantee”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the
Merger — Rollover Agreement”
“THE MERGER AGREEMENT — Financing Covenant; Company Cooperation”

(c) Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Effects on the Company if Merger is not Completed”
“SPECIAL FACTORS — Estimated Fees and Expenses”
“THE MERGER AGREEMENT — Termination”
“THE MERGER AGREEMENT — Termination Fees and Reimbursement of Expenses”

(d) Borrowed Funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Financing of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the
Merger — Rollover Agreement”
“THE MERGER AGREEMENT — Termination”
“THE MERGER AGREEMENT — Termination Fees and Reimbursement of Expenses”

Item 11.	Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(b) Securities Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”
“COMMON STOCK TRANSACTION INFORMATION”

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“THE SPECIAL MEETING — Vote Required”
“THE SPECIAL MEETING — Stock Ownership and Interests of Certain Persons”

(e) Recommendation of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

Item 13.	Financial Statements.

(a) Financial Information.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SELECTED FINANCIAL INFORMATION”
“WHERE YOU CAN FIND MORE INFORMATION”

The materials filed as Exhibit (c)(2) of this Schedule 13e-3 include projected financial information. The SRA does not, as a matter of course, publicly disclose projections as to its future financial performance. The projections were not prepared with a view to public disclosure and are included in this Schedule 13e-3 only because such information was made available, in whole or in part, to bidders and their financing sources in connection with their due diligence review of SRA. The projected financial information also was provided to the special committee’s financial advisor. The projections were not prepared with a view to compliance with published guidelines of the SEC regarding projections or guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, Deloitte & Touche LLP has not examined, compiled or otherwise applied procedures to the projections included in the presentation filed as Exhibit (c)(2) to this Schedule 13e-3 and, accordingly, assumes no responsibility for, and expresses no opinion on, them.

(b) Pro Forma Information.  Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated Or Used.

(a) Solicitations or Recommendations.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”
“SPECIAL FACTORS — Estimated Fees and Expenses”
“THE SPECIAL MEETING — Solicitation of Proxies”

(b) Employees and corporate assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“THE SPECIAL MEETING — Solicitation of Proxies”

Item 15.	Additional Information.

(a) Other material information.  The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(2)(i)	Preliminary Proxy Statement of SRA International, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2011 (the “Preliminary Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.
(a)(2)(iii)	Joint Press Release issued by SRA International, Inc. and Providence Equity Partners, dated April 1, 2011, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(a)(2)(iv)	Letter to the Employees of SRA International, Inc. from Ernst Volgenau, transmitted April 1, 2011, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(a)(2)(v)	Letter to the Employees of SRA International, Inc. from Stanton Sloane, transmitted April 1, 2011, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(a)(2)(vi)	Frequently Asked Questions, issued to the employees of SRA International, Inc., transmitted April 1, 2011, incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(a)(2)(vii)	Letter to the Customers of SRA International, Inc., dated April 1, 2011, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.

(b)(1)	Amended and Restated Debt Commitment Letter, dated as of April 29, 2011, by and among Citigroup Global Markets, Inc., Merrill Lynch, Pierce, Fenner & Smith Inc., Goldman Sachs Lending Partners LLC, Credit Suisse AG, Credit Suisse Securities (USA) LLC and Sterling Merger Inc.
(c)(1)	Opinion of Houlihan Lokey Capital, Inc., dated March 31, 2011, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.
(c)(2)	Presentation of Houlihan Lokey Capital, Inc. to the Special Committee of the Board of Directors of SRA International, Inc., dated March 31, 2011.
(d)(1)	Agreement and Plan of Merger, dated March 31, 2011, by and among SRA International, Inc., Sterling Parent Inc. and Sterling Merger Inc., incorporated herein by reference to Annex A to the Preliminary Proxy Statement.
(d)(2)	Equity Commitment Letter, dated as of March 31, 2011, by and between Sterling Parent Inc., Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P.*
(d)(3)	Rollover Commitment Letter, dated as of March 31, 2011, by and between The Ernst Volgenau Revocable Trust and Sterling Holdco Inc.
(d)(4)	Voting and Support Agreement, dated as of March 31, 2011, by and between Parent, Ernst Volgenau and the other stockholders on the signature pages thereof, incorporated by reference to Exhibit 7.3 to the Schedule 13D filed with the SEC on April 8, 2011.
(d)(5)	Limited Guarantee, dated as of March 31, 2011, by and between Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. in favor of SRA International, Inc.*
(d)(6)	Form of Stockholders Agreement of Sterling Holdco Inc., by and among Sterling Holdco Inc., Providence Equity Partners VI L.P., Providence Equity Partners VI-A L.P., Ernst Volgenau and The Ernst Volgenau Revocable Trust.
(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D to the Preliminary Proxy Statement.

*	Previously filed on April 18, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SRA INTERNATIONAL, INC.

By:	/s/ Stanton D. Sloane
Dr. Stanton D. Sloane
President and Chief Executive Officer

Dated: May 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STERLING HOLDCO INC.

By:	/s/ Julie Richardson
Julie G. Richardson
President

Dated: May 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STERLING PARENT INC.

By:	/s/ Julie Richardson
Julie G. Richardson
President

Dated: May 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STERLING MERGER INC.

By:	/s/ Julie Richardson
Julie G. Richardson
President

Dated: May 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

PROVIDENCE FUND HOLDCO (DOMESTIC ECI) L.P.

By:	Providence Managing Member L.L.C., its sole general partner

By:	/s/ Julie G. Richardson
Julie G. Richardson
Authorized Signatory

Dated: May 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

PROVIDENCE MANAGING MEMBER L.L.C.

By:	/s/ Julie G. Richardson
Julie G. Richardson
Authorized Signatory

Dated: May 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROVIDENCE EQUITY PARTNERS VI L.P.

By:	Providence Equity GP VI, L.P., its sole general partner
By:	Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Julie G. Richardson
Julie G. Richardson
Managing Director

Dated: May 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROVIDENCE EQUITY PARTNERS VI-A L.P.

By:	Providence Equity GP VI, L.P., its sole general partner
By:	Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Julie G. Richardson
Julie G. Richardson
Managing Director

Dated: May 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROVIDENCE EQUITY GP VI, L.P.

By:	Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Julie G. Richardson
Julie G. Richardson
Managing Director

Dated: May 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROVIDENCE EQUITY PARTNERS VI L.L.C.

By:	/s/ Julie G. Richardson
Julie G. Richardson
Managing Director

Dated: May 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERNST VOLGENAU

By:	/s/ Ernst Volgenau
Ernst Volgenau

Dated: May 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ERNST VOLGENAU REVOCABLE TRUST

By:	/s/ Ernst Volgenau
Ernst Volgenau, as Trustee

Dated: May 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ERNST VOLGENAU 2011 CHARITABLE REMAINDER UNITRUST I

By:	/s/ Ernst Volgenau
Ernst Volgenau, as Trustee

Dated: May 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ERNST VOLGENAU 2011 CHARITABLE REMAINDER UNITRUST II

By:	/s/ Ernst Volgenau
Ernst Volgenau, as Trustee

Dated: May 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ERNST VOLGENAU 2010 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Sara Volgenau
Sara Volgenau, as Trustee

Dated: May 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SARA VOLGENAU

By:	/s/ Sara Volgenau
Sara Volgenau

Dated: May 20, 2011

EXHIBIT INDEX

(a)(2)(i)	Preliminary Proxy Statement of SRA International, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2011 (the “Preliminary Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.
(a)(2)(iii)	Joint Press Release issued by SRA International, Inc. and Providence Equity Partners, dated April 1, 2011, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(a)(2)(iv)	Letter to the Employees of SRA International, Inc. from Ernst Volgenau, transmitted April 1, 2011, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(a)(2)(v)	Letter to the Employees of SRA International, Inc. from Stanton Sloane, transmitted April 1, 2011, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(a)(2)(vi)	Frequently Asked Questions, issued to the employees of SRA International, Inc., transmitted April 1, 2011, incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(a)(2)(vii)	Letter to the Customers of SRA International, Inc., dated April 1, 2011, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(b)(1)	Amended and Restated Debt Commitment Letter, dated as of April 29, 2011, by and among Citigroup Global Markets, Inc., Merrill Lynch, Pierce, Fenner & Smith Inc., Goldman Sachs Lending Partners LLC, Credit Suisse AG, Credit Suisse Securities (USA) LLC and Sterling Merger Inc.
(c)(1)	Opinion of Houlihan Lokey Capital, Inc., dated March 31, 2011, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.
(c)(2)	Presentation of Houlihan Lokey Capital, Inc. to the Special Committee of the Board of Directors of SRA International, Inc., dated March 31, 2011.
(d)(1)	Agreement and Plan of Merger, dated March 31, 2011, by and among SRA International, Inc., Sterling Parent Inc. and Sterling Merger Inc., incorporated herein by reference to Annex A to the Preliminary Proxy Statement.
(d)(2)	Equity Commitment Letter, dated as of March 31, 2011, by and between Sterling Parent Inc., Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P.
(d)(3)	Rollover Commitment Letter, dated as of March 31, 2011, by and between The Ernst Volgenau Revocable Trust and Sterling Holdco Inc.
(d)(4)	Voting and Support Agreement, dated as of March 31, 2011, by and between Sterling Parent Inc., Ernst Volgenau and the other stockholders on the signature pages thereof, incorporated by reference to Exhibit 7.3 to the Schedule 13D filed with the SEC on April 8, 2011.
(d)(5)	Limited Guarantee, dated as of March 31, 2011, by and between Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. in favor of SRA International, Inc.
(d)(6)	Form of Stockholders Agreement of Sterling Holdco Inc., by and among Sterling Holdco Inc., Providence Equity Partners VI L.P., Providence Equity Partners VI-A L.P., Ernst Volgenau and The Ernst Volgenau Revocable Trust.
(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D to the Preliminary Proxy Statement.